Exhibit 14
KELLY SERVICES, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

August 8, 2016

Kelly Services, Inc. (“the Company") is committed to doing the right thing, conducting ourselves in a legal, ethical, and trustworthy manner, upholding our regulatory obligations, and complying with both the letter and spirit of our business policies and applicable local laws in the countries where we operate. The Board of Directors (the "Board") of the Company has adopted the following Code of Business Conduct and Ethics (the “Code”) for itself and the officers and employees of the Company and its subsidiaries.

The Code is intended to help us recognize and deal with ethical issues, deter wrongdoing, provide mechanisms to report, and prevent dishonest or unethical conduct and foster a culture of honesty and accountability.

Each of us has a personal responsibility to conduct ourselves, and ensure that our suppliers, agents, and representatives are aware of their obligation to conduct themselves, in a legal, ethical way and to comply with both the letter and the spirit of this Code.

No code or policy can anticipate every situation that may arise. This Code is intended to serve as a guide. Employees are encouraged to ask their manager questions about particular circumstances that may involve the provisions of this Code. Employees also may present their questions to the Vice President, Internal Audit, or the General Counsel.

Conflict of Interest

A "conflict of interest" occurs when our individual personal interests interfere, or appear to interfere, in any way with the interests of the Company. Each of us must act with integrity and avoid any relationship or activity that might impair our ability to make objective and fair decisions in the course of fulfilling our job responsibilities. The way we conduct ourselves in the work environment impacts our reputation and the trust we maintain with customers, employees, candidates, applicants, vendors, and suppliers. By avoiding conflicts of interest, this group of Kelly stakeholders clearly understands our commitment to maintaining the integrity of the Company.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which we should refrain, are:

•
an employee or a family member receiving an improper personal benefit as a result of the employee’s position with the Company. A “family member” means a spouse, parents, children, siblings (whether by blood, marriage, or adoption), or anyone who resides in an employee’s home;

•
knowingly engaging in any conduct or activity that is inconsistent with the Company's best interests or that disrupts or impairs the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship;

•	accepting compensation, in any form, from any source other than the Company, which affects job performance in any way;

•
offering, giving, or receiving gifts to or from anyone who deals with the Company in cases where the gift is being made to influence our actions in our position with the Company, or where acceptance of the gifts could create the appearance of an impropriety.

Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Vice President, Internal Audit or the General Counsel.

Directors and executive officers must seek determination and prior authorization or approval of potential conflicts of interest from the Audit Committee.

Anti-Bribery/Anti-Corruption

We take pride in conducting our business with integrity and are committed to abiding by all applicable laws in the countries where we operate. Each of us has an obligation to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”) as well as all other country specific anti-bribery and anti-corruption laws. You may not give, promise, or offer anything of value, no matter how small, to any customer, government employee, or other person for the purpose of improperly influencing a decision, securing an advantage, avoiding a disadvantage, or obtaining or retaining business. If you engage in such behavior, you expose yourself and the company to civil and/or criminal liability, significant reputational harm, and undermine the trust that our customers, shareholders, and communities have placed in us. Each of us is required to take the FCPA and anti-bribery training provided by the Company and to certify compliance with the principles outlined in the training and this Code yearly. Any suspected violation should be reported immediately through Kelly Services’ Business Conduct & Ethics Reporting Program at 877.978.0049 or https://www.integrity-helpline.com/kellyservices.jsp or for Europe, https://www.financial-integrity.com/kellyserviceseu.jsp or to the Vice President, Internal Audit.

Insider Trading

Individuals who have access to material non-public confidential information are not permitted to use or share the information for securities trading purposes (“insider trading”) or for any other purpose except the conduct of the Company’s business. It is always illegal to trade in Kelly securities (class A and class B common stock) or any related options or other rights while in possession of material non-public information, and it is also illegal to communicate or “tip” such information to others. Kelly has adopted an Insider Trading Policy that includes procedures applicable to everyone and also those that apply to the Company’s Board of Directors, executive officers, and other key employees (“Restricted Persons”). This document is also posted on Kelly’s website and is sent periodically to Restricted Persons in connection with certification of compliance.

Corporate Opportunities

Each of us has a responsibility to the Company to advance its legitimate interests.
We must not:

•	personally take for ourselves or divert to others opportunities that are discovered through the use of Company property, information or our respective position;

•	use Company employees, property, information, or our respective positions for personal gain; or

•	compete with the Company, directly or indirectly, for business opportunities.

Confidentiality and Privacy

Kelly is committed to safeguarding the integrity, availability, and confidentiality of Kelly’s information and information systems, as well as those entrusted to Kelly by its customers, employees, candidates, applicants, vendors, and suppliers. Accordingly, each of us are expected, as a condition of employment, to safeguard the data and systems from unauthorized use, disclosure, modification, destruction, or loss, by complying with Kelly’s global Privacy Statement, which can be found at http://www.kellyservices.com.

Confidential and private information includes personal data, as well as Company information that has not been made public, such as business plans, research or strategies, and inside financial information that could be used for personal gain. The Company’s Corporate Disclosure and Communications Policy contains additional details about external communications and the proper sharing of Company information.

As an employee of Kelly, you are personally responsible for any comments about, and on behalf of the Company, that you post to a social media network (e.g., Facebook, LinkedIn, Twitter, YouTube, blogs, or forums). When identifying yourself on these networks as a Kelly employee, you associate yourself with the Company, your colleagues, managers, and customers. Therefore, be mindful that your postings will be available to the general public, reflect on the Company’s reputation and business interests, and may not interfere with your work or create a conflict of interest between you and Kelly Services.

If you communicate about Kelly externally using online social media, you are expected to observe the guidelines of Kelly’s Social Media Policy.

Protection and Proper Use of Company Assets

We must each protect the Company's assets and ensure their efficient use. No one is to use Company assets for personal benefit.

Fair Dealing

We have a responsibility to deal fairly with each other and our customers, employees, applicants, candidates, and suppliers. No one must take unfair advantage of anyone else through manipulation, concealment, abuse of confidential information, misrepresentation of material facts, or any other unfair dealing practices.

Behavior in the Workplace

Kelly is committed to maintaining a work environment which promotes individual dignity and mutual respect and following all applicable laws and legislation related to labor and human rights. Inappropriate behavior in the workplace, which extends to business travel and after-hour Company sponsored events, will result in disciplinary action, up to and including termination.

It is the policy of Kelly to protect the employment rights of qualified applicants and employees regardless of an individual’s race, color, age, religion, national origin, genetics, sexual orientation, gender identity/expression, disability, and/or other protected categories under applicable laws.

It is the policy of Kelly to comply with all applicable laws concerning the employment of persons with disabilities. Consistent with that commitment, it is Kelly’s policy not to discriminate against qualified individuals with disabilities in regard to application procedures, hiring, advancement, discharge, compensation, training, or other terms, conditions, and privileges of employment.

Any hostile conduct directed at an individual based on his or her race, color, age, religion, national origin, ethnicity, gender, sexual orientation, gender identity/expression, or disability is expressly prohibited. Sexual advances, requests for sexual favors, other unwanted verbal or physical conduct, or communication of a sexual nature is considered inappropriate behavior in the workplace and will not be tolerated.

To avoid perceptions of favoritism, conflicts of interest, lack of confidentiality, unfair treatment, or potential liability, 1) a relative of an employee, 2) a person living in the household of an employee, or 3) a person in a dating, sexual, romantic, or other intimate relationship with an employee, should not be hired or transferred into a position that results in him or her being in the same chain of command as that employee without the prior written approval of the Chief Human Resources Officer (the “CHRO”) or HR Designee.  In the event circumstances develop between employees that would have required the written approval noted above, both employees are required to report the circumstance to the CHRO or HR Designee.

Kelly believes that violence in the workplace is unacceptable. In order to help protect our co-workers and ourselves, we have an obligation to immediately report any situation involving violence, threats, bullying, or intimidation. If you have concerns about the immediate safety of yourself or others, please contact local authorities before reporting the situation internally.

Kelly strives to ensure a safe workplace for all of its employees. We are each responsible for paying close attention to our surroundings, following all safety rules, and reporting any unsafe conditions. The use of alcohol or illegal drugs while at work is not permitted as it can prevent us from thinking clearly and can endanger the safety of others.

Compliance with Laws, Rules and Regulations

Each of us shall, and shall ensure that our suppliers, agents, and representatives are aware of their obligation to, comply with all laws, rules, regulations applicable to the Company including the Foreign Corrupt Practices Act, and other anti-corruption and anti-bribery laws, labor and employment laws, antitrust laws, and insider trading laws, applicable health, safety, and environmental laws, applicable data privacy and protection laws, and all policies established by the Company.

Risk Tolerance

Risk is inherent in the pursuit of any worthy business objective. Although risk cannot be eliminated, not all risks are justified or appropriate. We are willing to accept appropriate business risks that are within our tolerance and assumed in pursuit of a suitable reward. We have no appetite for activity that endangers our employees or others, puts Kelly’s financial well-being at risk, or is contrary to our Vision, Character, and Values.

We expect all Kelly employees to follow these principles as set forth in Kelly’s Risk Appetite and Tolerance Statement in their daily business conduct.

Anti-Human Trafficking

Kelly has a zero-tolerance policy against all forms of human trafficking and related activities. Kelly is committed to globally protecting against trafficking in any persons, including employees and candidates. Kelly’s policy statement regarding Human Trafficking is available on the Company’s website at http://kellyservices.com/Global/Human-Trafficking-Policy/

Reporting Dishonest or Unethical Behavior

When in doubt about the best course of action in a particular situation, employees should talk to their managers or other appropriate personnel. Known or suspected violations of laws, rules, and regulations applicable to the Company, of this Code or any Company policy, must be promptly reported to Kelly Services’ Business Conduct & Ethics Reporting Program at 877.978.0049 or https://www.integrity-helpline.com/kellyservices.jsp or https://www.financial-integrity.com/kellyserviceseu.jsp for Europe. Subject to applicable laws, anonymous reporting will be permitted through Kelly’s Business Code and Ethics Reporting Program. Retaliation of any kind against any director, officer, or employee for reports made in good faith is expressly prohibited and will result in corrective action, including termination of employment.

It is the Company’s responsibility to conduct a prompt investigation of any complaint of a violation or alleged violation of this Code. If an employee does not feel that a reported violation has been addressed, he or she should follow up through the Kelly Business Code and Ethics Reporting Program described above or directly with the Vice President, Internal Audit or the General Counsel.

Public Company Reporting

The Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer, and their designees (the “senior financial officers”) have the additional responsibility to file with the U.S. Securities and Exchange Commission full, fair, timely, and understandable reports and documents; these same disclosure requirements apply to all of the Company’s public communications. In addition to the reporting requirements set forth elsewhere in this Code, senior financial officers must report any known or suspected violations of the Code to the Audit Committee.

Global Policies

Kelly maintains specific policies that cover various areas of conduct and governance. The following are global policies and statements that all employees are expected to understand and honor. Links to those policies that can be found on our public website are included below:

•	Anti-Bribery Training

•	Code of Business Conduct and Ethics

•	Corporate Disclosure and Communications

•	Corporate Social Responsibility http://kellyservices.com/Global/Corporate-Social-Responsibility-Policy-Statement/#.V3aE6E32aM8

•	Expense and Entertainment

•	Human Trafficking http://kellyservices.com/Global/Human-Trafficking-Policy/

•	Information Security

•	Privacy Statement http://kellyservices.com/Global/Privacy_Statement/

•	Risk Appetite and Tolerance Statement

•	Social Media

•	Travel

Failure to Comply; Compliance Procedures

The failure by any director, officer, or employee to comply with the laws, rules, or regulations governing the Company's business, this Code, or any Company policy will constitute grounds for corrective action, up to and including termination of employment or engagement. Reports of known or suspected violations will be promptly investigated by the appropriate function, which may include Audit, Human Resources or Law.

Reviewed and adopted by Board of Directors August 8, 2016.